

03 JUN 10 AM 7:21

The Morgan Crucible Company plc

5th June 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com



03022735

Office of International Corporate F
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dw 6/19

RNS The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:05 5 Jun 2003
Number	9756L

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Aviva plc through its subsidiary Morley Fund Management plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
BNY Norwich Union Nominees Ltd 2,304,229 shares; Chase GA Group Nominees Ltd 6,330,708 shares; CUIM Nominee Ltd 1,480,605 shares.

5) Number of shares/amount of stock acquired:
855,000

6) Percentage of issued class:
0.37%

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
3rd June 2003

11) Date company informed:
Faxed letter dated 4/6/03 received 4/6/03

12) Total holding following this notification:
10,115,542 shares

13) Total percentage holding of issued class following this notification:
4.36%

14) Any additional information:
Not known

15) Name of contact and telephone number for queries:

notification:
Mr D.J. Coker

17) Date of notification:
5th June 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

18) Name of company:
The Morgan Crucible Company plc

19) Name of shareholder having a major interest:
AXA S.A.

20) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

21) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares; HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038 shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 14,990 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867815 1,108,484 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867530 846,575 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372 5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867268 601,717 shares; BNY (OCS) Nominees Ltd 58,936 shares; Sun Life International (IOM) Ltd A/C SLI 11 1,251,500 shares; Chase Nominees Ltd A/C BTO1C 801,188 shares; Chase Nominees Ltd A/C 00994 1,533,648 shares; Other Accounts 6,389,546 shares; HSBC Global Custody Nominee (UK) Ltd A/C 844359 1,641,999 shares; Citibank Crest: BA01F 75,000 shares.

22) Number of shares/amount of stock acquired:
Not known

23) Percentage of issued class:
Not known

24) Number of shares/amount of stock disposed:
Not known

25) Percentage of issued class:
Not known

26) Class of Security:
Ordinary shares of 25p

27) Date of Transaction:
Not known

28) Date company informed:
Letter dated 4/6/03

29) Total holding following this notification:
10,975,162 non-material; 11,509,945 material

30) Total percentage holding of issued class following this notification:
4.73% non-material; 4.96% material

32) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

33) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

34) Date of notification:
5th June 2003

END